Ivan K. Blumenthal | 212 692 6784 | ikblumenthal@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

August 12, 2008

VIA EDGAR AND FEDEX

Tom Kluck, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Union Street Acquisition Corp. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed on July 14, 2008 File No. 001-33281

Dear Mr. Kluck:

On behalf of Union Street Acquisition Corp. (the “Company” or “Union Street”), we respond as follows to the Staff’s legal comments dated August 1, 2008 relating to the above-captioned Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A.  Captions and page references herein correspond to those set forth in the Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, the enclosed copy of which has been marked with the changes from the original filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 12, 2008

What happens if the Acquisitions are not consummated?, page 20

1.

In the last paragraph on page 22 you state that consummation of the acquisitions is uncertain because of the current trading range of Union Street's shares and warrants. Please revise your disclosure to explain why that is the case.

Response:

We have revised our disclosure in accordance with the Staff’s request to explain why we state that consummation of the acquisitions is uncertain because of the current trading range of Union Street’s shares and warrants. Please see pages 22-23, 72-73, 90-91 and 178.

2.

We note your response to comment seven of our letter dated June 27, 2008. Because you have not addressed the issues raised in that comment, we reissue that comment.

Response:

We have revised our the text to indicate that Union Street has entered into two separate finder fee arrangements and merger and acquisition advisory fee arrangements with two separate investment banks over the course of the period. In accordance with the Staff’s request, we have added disclosure with respect to such agreements. Please see page 76.

Cash Bonuses, pages 109 and 118

3.

We note your response to comments 13 and 14 of our letter dated June 27, 2008 and we reissue in part our prior comments. While you list the performance measures, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for the named executive officers to earn their cash bonuses. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

We have revised the text in accordance with the Staff’s comments. Please see pages 114 and 118.

At the request of the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 12, 2008

Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely,

/s/ Ivan K. Blumenthal

Ivan K. Blumenthal, Esq.

cc:	Byron N. Cooper, Securities and Exchange Commission Division of Corporation Finance
A. Clayton Perfall, Chairman, Chief Executive Officer and President Union Street Acquisition Corp.